CHAIRMAN’S MESSAGE

Kevin J. Clarke, the company’s President and CEO announced his resignation during the second quarter and his departure was effective June 30, 2013.The search for Kevin’s successor is in process and I expect that a new President and Chief Executive Officer will be named in the very near future. Until then, I have been appointed Interim President and CEO. In that capacity, I want to emphasize that the company’s efforts to increase productivity, reduce costs, improve safety, and develop innovative products continue. I also want to welcome Jill Leversage who was elected as a new director replacing Giorgio Caputo who resigned from our Board at the end of June. I want to thank Giorgio for his contributions as a member of the company’s Board.

The results for the second quarter were down as planned maintenance and other outages adversely impacted production volumes for both paper and pulp. Higher electricity rates combined with the re-imposition of the provincial sales tax (PST) on April 1st increased costs. Mitigating higher operating costs were increased paper sales volumes, higher net transaction prices for pulp and a weaker Canadian dollar.

The net loss for the second quarter was $28.0 million ($1.93 per common share) and $18.1 million before specific items. This compares with the prior quarter’s net loss of $9.8 million ($0.89 per common share) and $11.6 million before specific items. Net income in the second quarter was impacted by the gain on the sale of the Elk Falls industrial site, a non-cash loss on the mandatory redemption of the Exit Notes, and a non-cash loss on the effect of foreign exchange on our U.S. denominated debt. Adjusted earnings before interest, taxes and depreciation (EBITDA) and EBITDA before restructuring costs in the second quarter were negative $0.6 million and negative $0.5 million respectively.

Cash flow from operations increased $11.2 million and total liquidity improved by $63.1 million from the same period last year due, in part, to borrowing base improvements, asset sales proceeds and a return to more normalized vendor payment terms since the company’s exit from creditor protection.

Sales revenues of $263.4 million for the quarter were up from the prior quarter, reflecting higher sales volumes for specialty uncoated, newsprint and directory, higher transaction prices for newsprint and pulp, as well as the weaker Canadian dollar. Pulp sales volume was up over the same quarter of 2012 and the transaction price reached a near-term peak in June.

MARKET UPDATE

Markets for all the company’s paper products remain challenging and demand trended down overall compared to the same period of the prior year. Newsprint and directory showed the steepest decline at 8.9% and 15.2% respectively, while the decline in specialty coated at 4.9% and specialty uncoated at 1.3% was less pronounced.

North American benchmark prices for high gloss and high-bright papers were flat and were down slightly for coated mechanical papers and newsprint compared to last quarter. Directory pricing remained stable as contracts are negotiated annually. Continued growth in Latin America, along with higher transaction prices and increased sales of Marathon-Lite, the company’s 40-gsm newsprint product, improved newsprint sales revenues.

Pulp demand and prices remained better than a year earlier with NBSK pulp markets continuing a modest recovery in Western Europe and North America.

Against perpetually challenging market conditions, Ascent, our coated three paper manufactured at our Port Alberni mill, is a bright spot. Sales of this high quality coated sheet to commercial printers and retail advertisers are growing steadily for catalogues, magazines, retail inserts and other marketing materials. Sage, our environmentally focused product offering, is also performing well as a means to protect our business with existing accounts and to secure new business.

OUTLOOK

A stronger U.S. economy and improvements in the housing and labour markets resulted in increased consumer confidence and rising interest rates in the second quarter. Modest global growth is expected to continue through the balance of the year led by the U.S. In contrast, Canadian economic growth is expected to slow with the Canadian dollar at a sub-par level relative to the U.S. dollar.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ PRESIDENT’S MESSAGE	1

Macro-economic conditions are expected to have little upside impact on printing paper markets as the migration to electronic media continues. The strongest impact will be felt in directory and newsprint grades. Demand for coated mechanical and uncoated specialty mechanical grades will see the normal seasonal improvement in the latter half of the year and operating rates are expected to tighten in the second half of the year. Price increases for uncoated mechanical high gloss grades ranging from $50-60 per ton effective July 1 are expected to be partially implemented through the third quarter. Newsprint export markets are expected to remain strong through the latter half, helping to compensate for continued demand losses in North America with pricing remaining firm for the balance of 2013.

The NBSK pulp market improvement in the first half of the year is expected to level off in the third quarter with slower growth expected for the Chinese economy in the second half of the year.

Input costs are expected to remain stable on all but electricity where utility rate increases combined with the impact of the April 1 re-imposition of the PST will significantly increase energy costs. We are taking all steps available to mitigate the cost impacts, including reducing consumption, maximizing self-generation at our mills, and policy advocacy to bring the social and economic impact of escalating hydro costs on industrial customers to the attention of governments.

With completion of the two planned total mill outages at Crofton and Port Alberni now behind us maintenance spending and downtime will be reduced for the remainder of the year. The company has adequate liquidity with no significant or extraordinary uses of cash currently anticipated for the remainder of 2013.

Currency exchange rate fluctuations and underlying industry dynamics are not within our control. The Board and management of Catalyst are, therefore, unified in concentrating and directing improvement efforts to operations where productivity and safety gains can, in turn, support and drive momentum in sales, marketing and product development.

Leslie T. Lederer

Director and Chairman,

Interim President and Chief Executive Officer

CATALYST PAPER 2013 SECOND QUARTER REPORT │ PRESIDENT’S MESSAGE	2

catalyst paper corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

CATALYST PAPER 2013 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	3

MANAGEMENT’S DISCUSSION AND ANALYSIS		5

1	Overview and highlights	7

2	Segmented results	15

3	Liquidity and capital resources	21

4	Contingent liabilities	23

5	Summary of quarterly results	24

6	Non-GAAP measures	24

7	Critical accounting policies and estimates	27

8	Changes in accounting policies	27

9	Impact of accounting pronouncements affecting future periods	27

10	Risks and uncertainties	28

11	Sensitivity analysis	28

12	Outlook	29

13	Disclosure controls and internal control over financial reporting	30

CONSOLIDATED FINANCIAL STATEMENTS		31

CATALYST PAPER 2013 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our interim consolidated financial statements for the six month periods ended June 30, 2013 and June 30, 2012 and our audited annual consolidated financial statements for the year ended December 31, 2012 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 6, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as of July 29, 2013 which is the date of filing in conjunction with our press release announcing our results for the second quarter of 2013. Disclosure contained in this document is current to July 29, 2013 unless otherwise stated.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;
•	Can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:
–	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
–	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
–	Our ability to successfully obtain cost savings from our cost reduction initiatives;
–	Our ability to implement business strategies and pursue opportunities;
–	Expected cost of goods sold;
–	Expected component supply costs and constraints;
–	Expected foreign exchange and tax rates.

•	While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in the MD&A. Certain of these risks are:

–	The impact of general economic conditions in the countries in which we do business;
–	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;
–	Market conditions and demand for our products (including declines in advertising and circulation);
–	The implementation of trade restrictions in jurisdictions where our products are marketed;
–	Fluctuations in foreign exchange or interest rates;
–	Raw material prices (including wood fibre, chemicals and energy);
–	The effect of, or change in, environmental and other governmental regulations;
–	Uncertainty relating to labour relations;
–	The availability of qualified personnel;
–	Legal proceedings;
–	The effects of competition from domestic and foreign producers;
–	The risk of natural disaster and other factors many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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1.	OVERVIEW AND HIGHLIGHTS

BUSINESS OVERVIEW

We are the largest producer of mechanical printing papers in western North America. We also produce NBSK pulp which is marketed primarily in Asia. Our business is comprised of three business segments: specialty printing papers, newsprint, and pulp. Specialty printing papers include coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) located in Crofton, Port Alberni, and Powell River. Our Crofton mill includes a two-line kraft pulp operation.

More information about our business segments, product profile and our geographic sales distribution is provided on pages 6 to 8 of our 2012 Annual Report. Our production capacity by mill and product line is summarized in the following chart:

2013 Capacity by Mill Location and Product Line 1

		Specialty printing papers [1]			Newsprint [1]	Pulp [2]	Total
Mill location	Number of paper machines	Uncoated mechanical	Coated mechanical	Directory	Newsprint	NBSK pulp
Crofton, B.C. [3]	2	–	–	57,000	270,000	350,000	677,000
Port Alberni, B.C.	2	–	224,000	116,000	–	–	340,000
Powell River, B.C.	3	469,000	–	–	–	–	469,000
Total capacity (tonnes)	7	469,000	224,000	173,000	270,000	350,000	1,486,000
% of total capacity		32%	15%	12%	18%	23%	100%

1	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 393,000 tonnes, of which 350,000 tonnes are designated as market pulp with the remainder 43,000 tonnes being consumed internally.
3	No. 1 paper machine at Crofton remains indefinitely curtailed.

SECOND QUARTER OVERVIEW

Business Overview

Our results for the second quarter of 2013 were lower than the previous quarter due to the cost and production impact of various maintenance outages and the cost impact of the April 1 re-imposition of the provincial sales tax (PST).

Costs were significantly higher in the quarter due to major maintenance outages at the Crofton and Powell River mills, with additional costs related to a fire in the press section of Powell River’s paper machine No. 11. The cost increase related to these outages and maintenance events were partially offset by increased paper sales volumes, higher pulp prices, and the favourable impact of a weaker Canadian dollar.

Our net income for the quarter reflected a gain on the sale of the Elk Falls industrial site, and a non-cash loss on the purchase of our floating rate senior secured notes due 2016 (Exit Notes) related to the recognition of unamortized financing costs in earnings.

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Financial Performance

We recorded a net loss attributable to the company of $28.0 million and a net loss attributable to the company before specific items of $18.1 million in Q2. This compared to a net loss of $9.8 million and $11.6 million, respectively, in Q1. Significant specific items in Q2 included a gain on the sale of the Elk Falls site, a loss on the required purchase of our Exit Notes, and a foreign exchange loss on the translation of U.S. dollar denominated debt. Significant specific items in the prior quarter included reorganization costs related to finalizing the creditor protection proceedings, gains on the sale of the Snowflake mill and our interest in Powell River Energy and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Adjusted EBITDA was negative $0.6 million and adjusted EBITDA before restructuring costs was negative $0.5 million in Q2 compared to adjusted EBITDA and adjusted EBITDA before restructuring costs of $11.2 million in Q1. Refer to section 6, Non-GAAP measures, for additional information on specific items in the reported financial results.

SELECTED FINANCIAL INFORMATION

	2013			2012
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales [2]	$510.5	$263.4	$247.1	$1,058.2	$260.5	$265.7	$264.8	$267.2
Operating earnings (loss) [2]	(13.2)	(12.0)	(1.2)	19.1	(5.7)	5.9	9.3	9.6
Depreciation and amortization [2]	23.8	11.4	12.4	36.3	12.9	7.9	7.7	7.8
Adjusted EBITDA [1,2]	10.6	(0.6)	11.2	55.4	7.2	13.8	17.0	17.4
– before restructuring costs [1,2]	10.7	(0.5)	11.2	60.7	7.2	14.0	16.9	22.6
Net earnings (loss) attributable to the company	(37.8)	(28.0)	(9.8)	583.2	(35.2)	655.7	(11.7)	(25.6)
– before specific items [1]	(29.7)	(18.1)	(11.6)	(37.8)	(15.7)	(7.5)	(5.0)	(9.6)
Adjusted EBITDA margin [1,2]	2.1%	(0.2)%	4.5%	5.2%	2.8%	5.2%	6.4%	6.5%
– before restructuring costs [1,2]	2.1%	(0.2)%	4.5%	5.7%	2.8%	5.3%	6.4%	8.5%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
– basic and diluted from continuing operations [3]	$(2.82)	$(1.93)	$(0.89)	$41.65	$(1.55)	$1.73	$(0.03)	$(0.07)
– basic and diluted from discontinued operations [3]	0.21	–	0.21	(1.15)	(0.89)	(0.01)	–	–
– before specific items [1,3]	(2.05)	(1.25)	(0.80)	(2.62)	(1.09)	(0.02)	(0.01)	(0.03)

(In thousands of tonnes)
Sales [2]	676.2	346.6	329.6	1,401.4	347.6	356.6	346.4	350.8
Production [2]	674.8	338.5	336.3	1,388.6	333.3	353.4	352.4	349.5

1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our interim consolidated financial statements for the six months ended June 30, 2013.
3	Earnings per share data for periods ended on and subsequent to September 30, 2012 were based on our weighted average common shares issued pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on our weighted average common shares outstanding prior to emergence from the CCAA proceedings. These shares were cancelled on September 13, 2012.

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Market Overview

*	Uncoated mechanical is comprised of high-gloss and standard grades.

Overall, market conditions remained challenging in the second quarter of 2013. North American demand for our paper grades decreased from the second quarter of 2012. The year-over-year decline in demand was most notable for newsprint at 8.9% and directory paper at 15.2%, while lightweight coated declined by 4.9% and uncoated mechanical declined by 1.3%. Compared to Q1 2013, inventory levels declined for newsprint and uncoated, while rising for lightweight coated and directory. For lightweight coated, weaker operating rates and rising inventories resulted in lower benchmark prices compared to the prior quarter. Average benchmark prices for newsprint were slightly lower, while remaining flat for uncoated and directory paper.

NBSK pulp shipments increased 3.3% compared to the second quarter of 2012 and benchmark prices for China continued to improve in the second quarter of 2013.

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Defined Benefit Pension Plan for Salaried Employees - Special Portability Election

Under the special portability election option offered to members of our defined benefit pension plan for salaried employees, members had up to June 30, 2013 to revoke their elections to receive one-time reduced lump-sum payments as settlement of their entitlement under the plan. 285 plan members representing $39.9 million of reduced lump-sum value (representing $60.9 million of commuted value as described below) maintained their elections. Lump-sum payments were funded in July 2013 from plan assets.

Members who exercised the election received reduced lump-sum payments calculated as the commuted value of future pension payments multiplied by the solvency ratio of the plan on December 31, 2012. In addition, these members will receive quarterly top-up payments over the next four years totaling 8% of their commuted value. Commuted value is the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Implementation of the special portability option resulted in a reduction of approximately $21 million in the plan’s solvency deficit as at December 31, 2012. The company’s contribution to the solvency deficit of the plan and top-up payments for 2013 will total approximately $4 million.

Sale of Elk Falls Site

On May 24, 2013 we completed the sale of our Elk Falls industrial site and related assets for proceeds of $8.6 million to Quicksilver Resources Canada Inc., a Calgary-based corporation with extensive natural gas holdings. The pulp and paper mill which formerly operated at Elk Falls was indefinitely curtailed in 2009 and permanently closed in 2010.

Purchase of Exit Notes

On April 24, 2013 the company purchased US$15.6 million of its Exit Notes at par plus accrued and unpaid interest. Holders of US$15.6 million of the Exit Notes accepted the offer made on March 26, 2013 to purchase up to US$20.0 million of the Exit Notes with the balance of net proceeds from the sale of our interest in Powell River Energy.

Return to Provincial Sales Tax

On April 1, 2013 the Province of British Columbia reverted back to a PST regime. We estimate that the additional direct annualized cost to our business will be approximately $12 million, based on actual 2012 expenditures. Approximately $8 million of this increase relates to purchased electric power. The cost impact for the second quarter is estimated to be $3.1 million.

Resignation of President and Chief Executive Officer

President and Chief Executive Officer, Kevin J. Clarke, left the company at the end of June 2013, and a search for a successor is underway. Leslie T. Lederer, a Director and Chairman of the company, was appointed Interim President and Chief Executive Officer pending the appointment of a permanent successor.

Changes to Board of Directors

On June 24, 2013 Jill Leversage was appointed to, and Giorgio Caputo resigned from, the Board of Directors. Mr. Clarke ceased to be a director with his departure from the company in June 2013.

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STRATEGY UPDATE

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base. Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 16 to 24 of our 2012 Annual Report.

2013 Key Objectives

The following is an update on our second quarter progress towards our 2013 key objectives:

Social:

•	Significantly improve safety results reducing medical incidents by 50% and lost time injuries by 41% to achieve 2nd quartile or better industry ranking
–	Lost-time injury frequency of 0.99 improved from Q1 level of 1.78 and outperformed the target of 1.12.
–	Medical incident rate of 3.21 marked an improvement over 5.10 in Q1 but was higher than the target of 2.18.

•	Establish Catalyst Paper as an employer-of-choice, and further strengthen linkages with training institutions and other recruitment-supporting initiatives
–	Communicated the 2013 short-term incentive plan (STIP) pool formula to salaried employees.
–	Completed baseline survey of new employees, recruitment process review and conducted a leadership workshop with managers.

•	Continue to seek competitive business conditions in B.C. including reductions in hydro and taxation rates and work with municipalities to achieve joint cost-saving service and infrastructure agreements
–	Agreements being finalized with Port Alberni to sell the wastewater treatment facility for $5.8 million and with Powell River to transfer our interest in PRSC Land Development Ltd. for approximately $3.0 million.

Financial:

•	Complete outstanding restructuring items and use proceeds of asset sales to pay down debt
–	Completed $8.6 million sale of Elk Falls site.
–	Purchased US$15.6 million of our Exit Notes from the net proceeds from the sale of our interest in Powell River Energy, as required under the terms of our US$35.0 million secured exit financing facility.

•	Reduce operating costs, and focus on generating positive free cash flow
–	Free cash flow for the quarter was negative $19.3 million. Liquidity decreased by $5.9 million compared to Q1 mostly due to the purchase of Exit Notes, partially offset by a higher borrowing base, increased cash on hand, and reduced letters of credit.
–	Operating costs for the quarter were negatively impacted by major maintenance outages at Crofton and Powell River and a fire that idled the Powell River mill’s No. 11 paper machine for approximately five days and resulted in incremental cost.
–	Capital expenditures in the current quarter of $8.5 million were primarily invested in maintenance of business and certain refundable projects.

•	Complete special portability option program developed to deal with the salaried pension deficit
–	On June 30, 2013 elections under the special portability option program were finalized and members who maintained their elections received their one-time reduced lump-sum payments in July.
–	Additional quarterly top-up payments will be made to these members over the next four years totaling 8% of commuted value.

Commercial:

•	Expand geographic reach of Catalyst Paper into emerging world markets of Latin America and Asia
–	Increased sales of Marathon Lite worldwide. Now nearly a third of our newsprint volume is Marathon Lite.
–	Grew market share in Latin America for the second consecutive quarter.

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•	Gain market share and expand sales reach into new markets with new products
–	Increased coated market share.

–	Introduced Electrabrite Ultra-Lite as an economic alternative to traditional high brights.

•	Increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the West
–	Officially launched Ascent, the newest addition to our coated product line. Ascent is a coated three paper, the highest value grade we now produce.

Environmental:

•	Work with community stakeholders to identify and implement sustainable watershed management solutions
–	Worked collaboratively with Cowichan Watershed Board and other local stakeholders in connection with extending lake storage by 22 days for improved management of summer river flows.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors
–	Assessment begun of our current disclosure against updated Global Reporting Initiative guidelines and Integrated Reporting standards.

•	Support revision of the B.C. Forest Stewardship Council standard to achieve increased access to FSC fibre
•	Industry working group formed and actively engaged with other stakeholders to identify key aspects for revision.

CONSOLIDATED RESULTS OF OPERATIONS

Sales

Q2 2013 vs. Q1 2013

Sales revenues increased by 6.6% as a result of the positive impact of a weaker Canadian dollar, increased sales volumes achieved for newsprint, uncoated and directory, and higher transaction prices for newsprint and pulp, partially offset by reduced sales volumes for lightweight coated and pulp, and lower transaction prices for all specialty paper grades.

Q2 2013 vs. Q2 2012

Sales revenues remained flat due to the positive impact of a weaker Canadian dollar, and increased sales volumes and transaction prices for newsprint, lightweight coated and pulp, offset by lower sales volumes and transaction prices for directory and uncoated.

2013 YTD vs. 2012 YTD

Sales revenues decreased by 4.0% due to lower transaction prices for pulp and all paper segments excluding lightweight coated, and lower sales volumes for directory, uncoated and pulp, partially offset by the positive impact of a weaker Canadian dollar, higher transaction prices for lightweight coated, and increased sales volumes for newsprint and lightweight coated.

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Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of Canadian dollars)	Q1 2013	Q2 2012	2012 YTD
Adjusted EBITDA in comparative period [1]	$11.2	$17.0	$34.4
Restructuring costs	–	(0.1)	5.1
Adjusted EBITDA before restructuring costs in comparative period [1]	11.2	16.9	39.5
Paper prices	(3.7)	(3.9)	(7.8)
Pulp prices	2.6	0.6	(0.9)
Impact of Canadian dollar	2.4	1.7	3.1
Volume and mix	1.5	(3.6)	(8.1)
Furnish mix and costs	(1.0)	1.4	6.6
Power and fuel costs	(2.2)	(5.5)	(8.4)
Labour costs	(1.0)	(1.3)	1.5
Maintenance costs	(3.7)	(4.5)	(10.0)
Selling, general and administrative	(0.7)	(0.2)	0.8
Lower of cost or market impact on inventory, net of inventory change	(1.5)	(0.3)	(5.0)
Other, net	(4.4)	(1.8)	(0.6)
Adjusted EBITDA before restructuring costs in the current period [1]	(0.5)	(0.5)	10.7
Restructuring costs	(0.1)	(0.1)	(0.1)
Adjusted EBITDA in the current period [1]	$(0.6)	$(0.6)	$10.6

1	Refer to section 6, Non-GAAP measures.

Operating Earnings (Loss)

Q2 2013 vs. Q1 2013

Operating earnings decreased by $10.8 million due to lower adjusted EBITDA of $11.8 million, partially offset by lower depreciation and amortization expense of $1.0 million.

Q2 2013 vs. Q2 2012

Operating earnings decreased by $21.3 million due to lower adjusted EBITDA of $17.6 million and higher depreciation and amortization expense of $3.7 million.

2013 YTD vs. 2012 YTD

Operating earnings decreased by $32.1 million due to lower adjusted EBITDA of $23.8 million and higher depreciation and amortization expense of $8.3 million.

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Net Earnings (Loss) Attributable to the Company

Q2 2013 vs. Q1 2013

Net earnings attributable to the company decreased by $18.2 million primarily due to lower after-tax operating earnings of $10.8 million, an after-tax loss on the purchase of Exit Notes of $2.3 million, an increase in after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $3.7 million, and prior quarter gains after tax from the sale of the Snowflake mill of $4.1 million and our interest in Powell River Energy of $5.3 million. This was partially offset by an after-tax gain from the sale of the Elk Falls site of $2.1 million and decreased after-tax interest expense of $2.4 million.

Q2 2013 vs. Q2 2012

Net earnings attributable to the company decreased by $16.3 million primarily due to lower after-tax operating earnings of $21.3 million, reorganization credits after tax of $6.0 million in the second quarter of 2012 related to our creditor protection proceedings, and an after-tax gain on the sale of fixed assets in Q2 2012 of $6.7 million, partially offset by decreased after-tax interest expense of $15.2 million and lower after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $3.2 million.

2013 YTD vs. 2012 YTD

Net earnings attributable to the company decreased by $0.5 million primarily due to lower after-tax operating earnings of $32.1 million, an after-tax loss on the purchase of Exit Notes of $2.3 million, an after -tax gain on the sale of fixed assets in 2012 of $7.1 million and higher after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $14.3 million, partially offset by reorganization expenses after tax in 2012 of $16.4 million, lower after-tax interest expense of $24.7 million and after-tax gains in 2013 on the sale of the Snowflake mill of $4.1 million, our interest in Powell River Energy of $5.3 million, and the Elk Falls site of $2.1 million.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	14

2.	SEGMENTED RESULTS

SPECIALTY PRINTING PAPERS

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2013	2012	Change	2013 [2]	2012 [2]	Change
Sales	$161.1	$169.4	$(8.3)	$310.7	$332.6	$(21.9)
Operating earnings (loss)	(10.7)	7.2	(17.9)	(13.6)	10.8	(24.4)
Depreciation and amortization	9.9	6.2	3.7	20.5	12.5	8.0
Adjusted EBITDA [1]	(0.8)	13.4	(14.2)	6.9	23.3	(16.4)
– before restructuring costs [1]	(0.8)	13.3	(14.1)	6.9	26.0	(19.1)
Adjusted EBITDA margin [1]	(0.5)%	7.9%	(8.4)%	2.2%	7.0%	(4.8)%
– before restructuring costs [1]	(0.5)%	7.9%	(8.4)%	2.2%	7.8%	(5.6)%

(In thousands of tonnes)
Sales	195.8	202.9	(7.1)	375.8	397.6	(21.8)
Production	195.1	206.3	(11.2)	380.4	406.2	(25.8)
1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinuing operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the six months ended June 30, 2013.

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Segment Overview

North American demand for coated mechanical decreased by 4.9% from the second quarter of 2012 due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. Demand for uncoated mechanical declined by 1.3%. Uncoated mechanical demand remained firm due to strong demand for high-gloss grades as customers sought lower cost alternatives to coated mechanical. Average benchmark prices for lightweight coated decreased 3.0% to US$860 per short ton, while remaining flat for soft-calendered A grade (SC-A) at US$795 per short ton compared to the previous quarter.

North American directory demand fell 15.2% in Q2 compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. The average Q2 directory benchmark price remained flat at US$750 per short ton compared to the previous quarter. Operating rates for directory paper remain strong despite declining demand due to continued capacity reduction in the directory marketplace.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q2 2013 vs. Q2 2012

•	Sales volume decreased by 7,100 tonnes due to lower sales volumes for directory and uncoated mechanical, partially offset by higher sales volumes for lightweight coated.

•	Average sales revenue decreased $12 per tonne due to lower average transaction prices for directory and uncoated mechanical, partially offset by higher average transaction prices for lightweight coated and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $58 per tonne due primarily to increased spending on maintenance and indirect material and services, as well as cost increases in coating, electric power and operating supplies. Increased maintenance spending was mostly due to a maintenance shut at the Powell River mill, and repairs related to a fire on Powell River’s No. 11 paper machine.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	16

2013 YTD vs. 2012 YTD

•	Sales volume decreased by 21,800 tonnes due to lower sales volumes for directory and uncoated, partially offset by higher sales volumes for lightweight coated.

•	Average sales revenue decreased $10 per tonne due to lower average transaction prices for directory and uncoated mechanical, partially offset by higher average transaction prices for lightweight coated and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $30 per tonne due primarily to increased spending on maintenance and indirect material and services, as well as cost increases in coating, electric power and operating supplies, partially offset by the incurrence of restructuring costs in 2012.

Newsprint

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2013	2012	Change	2013 [2]	2012 [2]	Change
Sales	$49.4	$44.9	$4.5	$96.0	$88.5	$7.5
Operating earnings (loss)	1.9	5.4	(3.5)	2.6	8.6	(6.0)
Depreciation and amortization	1.2	0.8	0.4	2.6	1.8	0.8
Adjusted EBITDA [1]	3.1	6.2	(3.1)	5.2	10.4	(5.2)
– before restructuring costs [1]	3.2	6.2	(3.0)	5.3	11.2	(5.9)
Adjusted EBITDA margin [1]	6.3%	13.8%	(7.5)%	5.4%	11.8%	(6.4)%
– before restructuring costs [1]	6.5%	13.8%	(7.3)%	5.5%	12.7%	(7.2)%

(In thousands of tonnes)
Sales	72.6	67.0	5.6	141.9	130.0	11.9
Production	68.9	68.4	0.5	140.4	132.5	7.9

1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinuing operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the six months ended June 30, 2013.

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Segment Overview

Total North American demand for newsprint was down 8.9% in Q2 year over year in part due to lower newspaper print advertising and declining circulation. Strong exports, especially to Asia, helped compensate for part of the weak domestic demand. While inventory levels declined from the previous quarter, the average Q2 North American newsprint benchmark price declined 1.0% to US$592 per tonne compared to Q1 2013.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Although C1 remains indefinitely curtailed, it is not included in our 2013 capacity table.
**	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q2 2013 vs. Q2 2012

•	Sales volume increased by 5,600 tonnes primarily due to increased newsprint production which partly offset lower directory production.

•	Average sales revenue increased $11 per tonne due to higher average transaction prices in the quarter and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $60 per tonne due primarily to increases in maintenance, labour, operating supplies and electric power cost. The increase in maintenance and labour spending was mostly due to a maintenance outage at the Crofton mill in the current quarter and the increase in power cost was mostly due to the impact of PST.

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2013 YTD vs. 2012 YTD

•	Sales volume increased by 11,900 tonnes primarily due to increased newsprint production which partly offset lower directory production.

•	Average sales revenue decreased $4 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $39 per tonne due primarily to increases in maintenance, operating supplies and electric power cost.

Pulp

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2013	2012	Change	2013 [2]	2012 [2]	Change
Sales	$52.9	$50.5	$2.4	$103.8	$110.9	$(7.1)
Operating earnings (loss)	(3.2)	(3.3)	0.1	(2.2)	(0.5)	(1.7)
Depreciation and amortization	0.3	0.7	(0.4)	0.7	1.2	(0.5)
Adjusted EBITDA [1]	(2.9)	(2.6)	(0.3)	(1.5)	0.7	(2.2)
– before restructuring costs [1]	(2.9)	(2.6)	(0.3)	(1.5)	2.3	(3.8)
Adjusted EBITDA margin [1]	(5.5)%	(5.1)%	(0.4)%	(1.4)%	0.6%	(2.0)%
– before restructuring costs [1]	(5.5)%	(5.1)%	(0.4)%	(1.4)%	2.1%	(3.5)%

(In thousands of tonnes)
Sales	78.2	76.5	1.7	158.5	169.6	(11.1)
Production	74.5	77.7	(3.2)	154.0	163.2	(9.2)
1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinuing operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the six months ended June 30, 2013.

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Segment Overview

NBSK pulp markets continued to strengthen in the second quarter as demand improved in Western Europe and North America. Global NBSK demand increased by 3.3% from the second quarter of 2012. The average NBSK benchmark pulp price for China increased 3.2% to US$700 per tonne compared to the previous quarter.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q2 2013 vs. Q2 2012

•	Sales volume increased by 1,700 tonnes compared to the same quarter last year.

•	Average sales revenue increased $16 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased by $20 per tonne due to increased maintenance and labour spending and an increase in the cost of fuel. The increase in maintenance and labour spending was mostly due to a maintenance outage at the Crofton mill.

2013 YTD vs. 2012 YTD

•	Sales volume decreased by 11,100 tonnes partly due to the inclusion of an 8,000 tonne delayed shipment in 2012 results and due to lower production in 2013.

•	Average sales revenue remained flat due to lower average transaction prices offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased by $14 per tonne due to increased maintenance spending and an increase in the cost of fuel, partly offset by a reduction in the cost of fibre and the incurrence of restructuring costs in 2012.

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3.	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2013	2012	Change	2013	2012	Change
Cash flows provided (used) by operations before changes in non-cash working capital	$(8.5)	$(3.2)	$(5.3)	$(10.7)	$(3.4)	$(7.3)
Changes in non-cash working capital	11.5	(5.0)	16.5	12.5	(19.5)	32.0
Cash flows provided (used) by:
Operations	3.0	(8.2)	11.2	1.8	(22.9)	24.7
Investing activities	19.7	14.2	5.5	36.1	(2.8)	38.9
Financing activities	(20.8)	(7.5)	(13.3)	(40.4)	18.4	(58.8)
Capital spending	(8.5)	(3.0)	(5.5)	(14.4)	(4.9)	(9.5)
Depreciation and amortization	11.4	7.6	3.8	23.8	15.5	8.3
Capital spending as % of depreciation and amortization	75%	39%	36%	61%	32%	29%
Net debt to net capitalization at June 30[1]	78%	417%	(339)%	78%	417%	(339)%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Refer to page 43 of our 2012 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

Operating Activities

Cash flows from operating activities increased by $11.2 million in Q2 from the same quarter in the previous year, primarily due to a favourable change in non-cash working capital of $11.5 million compared to negative $5.0 million in Q2 2012, reduced cash impact of employee future benefits of $1.2 million, and cash reorganization expense of $9.5 million in Q2 2012, partially offset by a reduction in adjusted EBITDA of $17.6 million.

Investing Activities

Cash provided by investing activities increased by $5.5 million largely due to an increase in proceeds from the sale of capital assets of $1.2 million and a $20.1 million reduction in restricted cash in the current quarter compared to $6.2 million in Q2 2012, partially offset by an increase in capital additions of $5.5 million and an increase in other assets of $0.5 million compared to a $3.6 million decrease in Q2 2012.

Financing Activities

Cash used by financing activities increased by $13.3 million due to a net repayment on our ABL Facility of $4.7 million and the purchase of Exit Notes for $15.8 million in the current quarter compared to a net repayment on the company’s debtor-in-possession facility (DIP Facility) of $7.3 million in Q2 2012.

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Capital Resources

Availability on the ABL Facility and total liquidity is summarized in the following table:

	ABL Facility			ABL Facility		DIP Facility
	2013			2012
(In millions of Canadian dollars)	Q2		Q1	Q4	Q3	Q2	Q1
Borrowing base	$138.7	[1]	$133.5	$125.2	$164.0	$159.6	$142.1
Letters of credit	(19.8)		(22.1)	(22.3)	(17.8)	(19.6)	(17.8)
Amount drawn, net	–		(4.7)	(24.0)	(64.0)	(70.5)	(77.8)
Minimum excess availability	–		–	–	–	(21.9) [3]	–
Availability [2]	118.9		106.7	78.9	82.2	47.6	46.5
Cash on hand	16.0		14.1	18.5	12.6	17.8	19.3
Restricted cash	–		20.0	0.5	2.0	6.4	2.1
Total liquidity	$134.9		$140.8	$97.9	$96.8	$71.8	$67.9

1	Borrowing base included reserves of $1.1 million for pension, $1.9 million for creditor insurance deductibles, $2.3 million for landlord waivers, $1.3 million for employee source deductions, $0.3 million related to WCB, and $0.2 million purchasing card reserve.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three and six months ended June 30, 2013 in note 13, Long-term debt.
3	The DIP Facility was subject to an excess availability condition.

We had restricted cash of $0.2 million on June 30, 2013 consisting of cash collateral held against letters of credit. We utilized $20.0 million cash held in trust on March 31, 2013 to purchase Exit Notes for $16.3 million (principal plus accrued and unpaid interest) and to repay the balance on our ABL Facility for $3.7 million.

Our total liquidity increased by $63.1 million from the same quarter last year primarily due to improved vendor payment terms since emerging from creditor protection. Liquidity decreased by $5.9 million compared to the previous quarter mostly due to the purchase of Exit Notes, partially offset by a higher borrowing base, increased cash on hand, and the cancellation of a letter of credit with the Arizona Department of Environmental Quality for $2.3 million.

At June 30, 2013 the aggregate amount of future cash outflows were reduced by $6.9 million due to the purchase of US$15.6 million Exit Notes plus accrued and unpaid interest.

At July 29, 2013 the company had 14,527,571 common shares issued and outstanding. Our common shares have no par value and an unlimited number of shares are authorized for future issuance.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and long-term debt. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2012 note 30, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 29, Fair value measurement, of those statements. Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2012.

At June 30, 2013 the company did not have any foreign currency or commodity contracts outstanding.

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The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2013		2012
	Q2	Q1	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.977	0.992	1.009	1.005	0.990	0.999
Average effective rate included in adjusted EBITDA	0.977	0.992	1.009	1.005	0.990	0.999
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses [2]	–	–	–	–	0.001	0.004
Foreign exchange (gain)/loss, on working capital balances, included in other expenses [3]	(0.011)	(0.005)	(0.002)	0.035	(0.017)	0.017
Average effective rate in net earnings/(loss) before income taxes [4]	0.966	0.987	1.007	1.040	0.974	1.020

(In millions of dollars)
1 Favourable/(unfavourable) impact of derivatives designated as effective hedges for accounting purposes included in adjusted EBITDA	$–	$–	$–	$–	$–	$–
2 Favourable/(unfavourable) impact of derivatives other than those designated as effective hedges for accounting purposes included in other expenses	–	–	–	–	(0.2)	(1.0)
3 Foreign exchange gain/(loss) on working capital balances included in other expenses	2.2	0.8	0.4	(7.8)	3.9	(4.0)
4 Excludes foreign exchange gain/(loss) on long term debt and $US interest expense

4.	CONTINGENT LIABILITIES

The company’s contingent liabilities at December 31, 2012 are described on page 47 of our 2012 Annual Report. We are not aware of any significant contingent liabilities outstanding as of July 29, 2013.

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5.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2013:

(In millions of Canadian dollars,	2013		2012				2011
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales [2]	$263.4	$247.1	$260.5	$265.7	$264.8	$267.2	$272.2	$292.2
Adjusted EBITDA [1,2]	(0.6)	11.2	7.2	13.8	17.0	17.4	6.9	30.2
Net earnings (loss) attributable to the company	(28.0)	(9.8)	(35.2)	655.7	(11.7)	(25.6)	(708.0)	(205.7)
Net earnings (loss) per share attributable to the company’s common shareholders
– basic and diluted from continuing operations	$(1.93)	(0.89)	$(1.55)	$1.73	$(0.03)	$(0.07)	$(1.81)	$(0.13)
– basic and diluted from discontinued operations	–	0.21	(0.89)	(0.01)	–	–	(0.04)	(0.41)

1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the six months ended June 30, 2013.

Refer to section 1, Overview and highlights, and the discussion on Consolidated results of operations, for details of Q2 2013 results compared to Q1 2013.

6.	NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before restructuring costs, adjusted EBITDA margin, adjusted EBITDA margin before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt; gain or loss on cancellation of long-term debt; asset-impairment and other closure costs; restructuring costs; unusual non-recurring items; and certain income tax adjustments.

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ADjusted EBITDA and adjusted EBITDA before restructuring costs

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before restructuring costs are defined as adjusted EBITDA and adjusted EBITDA before restructuring costs as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

	2013			2012
(In millions of Canadian dollars)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(37.8)	$(28.0)	$(9.8)	$583.2	$(35.2)	$655.7	$(11.7)	$(25.6)
Net earnings (loss) attributable to non-controlling interest	0.3	–	0.3	30.4	(1.5)	32.7	(0.6)	(0.2)
Net earnings (loss)	(37.5)	(28.0)	(9.5)	613.6	(36.7)	688.4	(12.3)	(25.8)
Depreciation and amortization [1]	23.8	11.4	12.4	36.3	12.9	7.9	7.7	7.8
Foreign exchange (gain) loss on long-term debt [1]	15.5	9.6	5.9	(20.8)	3.2	(25.2)	12.8	(11.6)
Other (income) expense [1]	(9.1)	(2.3)	(6.8)	2.5	(0.1)	8.2	(10.4)	4.8
Interest expense, net [1]	19.8	8.7	11.1	71.9	11.6	16.3	23.4	20.6
Income tax expense (recovery) [1]	–	–	–	(0.9)	0.2	(1.6)	0.5	–
Reorganization items, net [1]	1.2	–	1.2	(663.7)	3.2	(685.3)	(4.0)	22.4
(Earnings) loss from discontinued operations net of tax	(3.1)	–	(3.1)	16.5	12.9	5.1	(0.7)	(0.8)
Adjusted EBITDA	$10.6	$(0.6)	$11.2	$55.4	$7.2	$13.8	$17.0	$17.4
Restructuring costs
Specialty printing papers	–	–	–	2.9	–	0.2	(0.1)	2.8
Newsprint	0.1	0.1	–	0.8	–	–	–	0.8
Pulp	–	–	–	1.6	–	–	–	1.6
Total restructuring costs	0.1	0.1	–	5.3	–	0.2	(0.1)	5.2
Adjusted EBITDA before restructuring costs	$10.7	$(0.5)	$11.2	$60.7	$7.2	$14.0	$16.9	$22.6
1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and six months ended June 30, 2013.

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Net Earnings (Loss) Attributable to the Company Before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

	2013			2012
(In millions of Canadian dollars and after-taxes, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(37.8)	$(28.0)	$(9.8)	$583.2	$(35.2)	$655.7	$(11.7)	$(25.6)
Specific items:
Foreign exchange loss (gain) on long-term debt	15.5	9.6	5.9	(20.8)	3.2	(25.2)	12.8	(11.6)
Impairment (recovery) and other closure costs [1]	0.2	–	0.2	19.7	11.0	8.7	–	–
Restructuring costs [1]	0.5	0.1	0.4	6.4	1.1	0.2	(0.1)	5.2
Reorganization items, net [1]	1.1	–	1.1	(667.5)	4.2	(688.1)	(6.0)	22.4
Loss on purchase of Exit Notes	2.3	2.3	–	–	–	–	–	–
Gain on sale of Elk Falls	(2.1)	(2.1)	–	–	–	–	–	–
Gain on sale of Snowflake mill [1]	(4.1)	–	(4.1)	–	–	–	–	–
Gain on sale of interest in Powell River Energy	(5.3)	–	(5.3)	–	–	–	–	–
Fair market adjustment to non-controlling interest	–	–	–	41.2	–	41.2	–	–
Net earnings (loss) attributable to the company before specific items	$(29.7)	$(18.1)	$(11.6)	$(37.8)	$(15.7)	$(7.5)	$(5.0)	$(9.6)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(2.82)	$(1.93)	$(0.89)	$41.65	$(1.55)	$1.73	$(0.03)	$(0.07)
Before specific items	(2.05)	(1.25)	(0.80)	(2.62)	(1.09)	(0.02)	(0.01)	(0.03)

1	Includes amounts classified to discontinued operations, net of tax in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and six months ended June 30, 2013.

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities:

	2013			2012
(In millions of Canadian dollars)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$1.8	$3.0	$(1.2)	$8.1	$52.1	$(21.1)	$(8.2)	$(14.7)
Cash provided (used) by investing activities	36.1	19.7	16.4	(9.6)	(6.2)	(0.6)	14.2	(17.0)
Proceeds from the sale of property, plant and equipment and other assets	(46.9)	(8.6)	(38.3)	(12.3)	(0.8)	(3.6)	(7.4)	(0.5)
Other investing activities	(0.7)	0.5	(1.2)	(3.7)	–	(0.5)	(3.6)	0.4
Non-cash working capital changes except change in taxes and interest	(18.8)	(18.6)	(0.2)	(31.8)	(58.8)	5.9	7.3	13.8
Other	0.4	(15.3)	15.7	2.1	(10.1)	4.8	(7.1)	14.5
Free cash flow	$(28.1)	$(19.3)	$(8.8)	$(47.2)	$(23.8)	$(15.1)	$(4.8)	$(3.5)

CATALYST PAPER 2013 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	26

Management’s Calculation of Free Cash Flow:

	2013			2012
(In millions of Canadian dollars)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$10.6	$(0.6)	$11.2	$55.4	$7.2	$13.8	$17.0	$17.4
Interest expense, excluding amortization	(18.8)	(8.2)	(10.6)	(22.7)	(11.0)	(4.7)	(3.7)	(3.3)
Capital expenditures	(14.4)	(8.5)	(5.9)	(22.6)	(10.4)	(7.3)	(3.0)	(1.9)
Reorganization costs	(0.6)	–	(0.6)	(37.5)	(1.8)	(12.7)	(9.5)	(13.5)
Income taxes received (paid)	–	–	–	0.2	–	0.2	–	–
Employee future benefits, expense over (under) cash contributions [1]	(3.9)	(2.0)	(1.9)	(11.8)	(3.4)	(2.3)	(3.2)	(2.9)
Net operating cash flow from discontinued operations	(1.0)	–	(1.0)	(8.2)	(4.4)	(2.1)	(2.4)	0.7
Free cash flow	$(28.1)	$(19.3)	$(8.8)	$(47.2)	$(23.8)	$(15.1)	$(4.8)	$(3.5)
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information. The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 55 to 58 of the company's 2012 Annual Report. There were no significant changes in Q2 2013.

8.	CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements issued by the FASB that impacted our consolidated financial statements in Q2 2013.

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may impact our consolidated financial statements for future periods.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	27

10.	RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of aboriginal rights, including unresolved aboriginal land claims in B.C. In addition, our proceedings under the CCAA will have a direct impact on our business.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship between risks and our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found on pages 59 to 65 of our 2012 Annual Report.

The following update to risks and uncertainties under the heading “Increases in Energy Costs could have a Negative Impact on our Business” in our 2012 Annual Report are noted below:

Increases in energy costs could have a negative impact on our business

The rate increase effective April 1, 2012 was confirmed by the British Columbia Utilities Commission and was made up of a 3.9% rate increase together with a rate rider increase of 2.5%. A further 1.5% rate increase was approved commencing April 1, 2013. There remains a potential for further increases subject to rate review and approval by the British Columbia Utilities Commission.

11.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy and fibre costs as described on pages 66 to 67 of our 2012 Annual Report and summarized in the following table:

(In millions of Canadian dollars, except per share amounts)	Adjusted EBITDA[1]	Net Earnings[2]	Earnings per Share
Product prices [3]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$8	$6	$0.41
Newsprint	3	2	0.15
Pulp	3	2	0.15
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	7	5	0.37
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.06
Electricity – direct purchases	7	5	0.37
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.15
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (Bdt)	8	6	0.41
1	Refer to section 6, Non-GAAP measures.
2	Based on an expected tax rate of 25%.
3	Based on annualized sales of Q2 2013 and foreign exchange rate of US$0.99.
4	Based on Q2 2013 annualized net cash flows and a movement to US$1.00 from US$0.99 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q2 2013 annualized consumption levels and an exchange rate of US$0.99.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	28

12.	OUTLOOK

Economy

The positive U.S. economic outlook, supported by strong improvements in the housing and labour markets, resulted in increased consumer confidence and rising interest rates in the second quarter. Looking to the third quarter, the global economy is expected to continue to grow, led by economic growth in the U.S. We expect that a strengthening U.S. economy and weakening Canadian economy should continue to put pressure on the Canadian dollar.

Markets

Specialty printing paper markets are expected to remain challenging in the third quarter with the continued migration to electronic media. However, demand for coated mechanical and uncoated mechanical is expected to rebound during the seasonally stronger second half of the year. We expect that the stronger market should support moderate improvements to operating rates for coated and uncoated paper grades. Prices for coated mechanical grades will increase modestly in the second half of the year. Price increases for uncoated mechanical high gloss grades ranging from $50-60 per ton effective July 1 have also been announced. We expect the increases to be partially implemented throughout the third quarter. Demand for directory paper is expected to continue its decline due to paper conservation moves by publishers and migration to electronic media. These declines will not affect our directory prices since the majority of our business is under contract with fixed prices for the balance of the year.

Newsprint demand is expected to contract further due to declining circulation, page count reductions and other conservation measures by publishers, and continued migration of information and advertising to the Internet. We do expect export markets to remain strong helping to compensate for demand losses in North America. We anticipate pricing in North America to remain firm for the balance of 2013.

The NBSK market improvement in the first half of the year is expected to level off in the third quarter with slower growth expected for the Chinese economy in the second half of the year.

Operations

Expected rate increases from BC Hydro, in conjunction with the impact of the April 1 return of PST, will significantly increase our energy cost. Maintenance spending is expected to be reduced in the third quarter with one major maintenance outage remaining in the fourth quarter.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2013:

	2013
	Q1		Q2		Q3		Q4		Total
	Tonnage	Mtce Cost	Tonnage	Mtce Cost	Tonnage	Mtce Cost	Tonnage	Mtce Cost	Tonnage	Mtce Cost
Mill location	Impact	($mm)	Impact	($mm)	Impact	($mm)	Impact	($mm)	Impact	($mm)
Alberni
TMO	5,500	1.9	-	-	-	-	-	-	5,500	1.9
Boilers	-	0.6	-	-	-	0.2	-	1.5	-	2.3
Crofton
TMO	-	-	8,100	0.7	-	-	-	-	8,100	0.7
Pulp	-	-	4,800	6.6	-	-	7,200	5.8	12,000	12.4
Boilers	-	-	-	-	-	3.4	-	-	-	3.4
Powell
TMO	-	-	-	-	-	-	-	-	-	-
Capital	-	-	1,600	-	-	-	-	-	1,600	-
Boilers	-	-	-	2.5	-	-	-	-	-	2.5
Total	5,500	2.5	14,500	9.8	-	3.6	7,200	7.3	27,200	23.2

CATALYST PAPER 2013 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	29

The Crofton No. 1 machine will continue to be indefinitely curtailed in Q3.

Capital spending is expected to be approximately $25 million in 2013.

Liquidity, Debt Maturities and Covenants

We do not currently anticipate any significant uses of cash in Q3 other than for our operations, working capital fluctuations, interest payments, pension funding of the Salaried DB Plan, and the payment of annual property taxes of $12.1 million in July.

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of our regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 69 of our 2012 Annual Report. Based on an evaluation of the design and operation of the company’s disclosure controls and procedures conducted under the supervision and with the participation of management, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2012.

We did not make any significant changes in internal controls over financial reporting during the most recent three and six month periods ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. On March 20, 2013, we sold our interest in Powell River Energy, a variable interest entity in which we were the primary beneficiary until the sale of our interest. As a result our disclosure controls and procedures and internal controls no longer apply to the financial reporting of Powell River Energy and there is no need to reference any exclusion of the controls, policies and procedures of Powell River Energy going forward.

The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	30

CONSOLIDATED BALANCE SHEETS

	Successor
	June 30,	December 31,
(In millions of Canadian dollars)	2013	2012
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$16.0	$16.6
Restricted cash (note 6)	0.2	0.7
Accounts receivable (note 7)	112.9	114.0
Inventories (note 8)	132.4	125.0
Prepaids and other (note 9)	5.6	8.9
Assets held for sale (note 5)	11.9	34.3
	279.0	299.5
Property, plant and equipment (note 10)	456.6	611.6
Goodwill	56.7	56.7
Other assets (note 11)	8.5	11.0
	$800.8	$978.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 12)	$137.2	$113.8
Current portion of long-term debt (note 13)	0.9	6.6
Liabilities associated with assets held for sale (note 5)	–	15.2
	138.1	135.6
Long-term debt (note 13)	289.4	422.0
Employee future benefits (note 14)	285.8	289.7
Other long-term obligations	9.0	8.9
	722.3	856.2
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2012 – 14,527,571 shares)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Deficit	(73.0)	(35.2)
Accumulated other comprehensive income	6.6	6.6
	78.5	116.3
Non-controlling interest	–	6.3
	78.5	122.6
	$800.8	$978.8

Subsequent events (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Leslie T. Lederer	Walter Jones
Director	Director

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	31

CONSOLIDATED STATEMENTS OF LOSS

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	Successor	Predecessor	Successor	Predecessor
Sales	$263.4	$264.8	$510.5	$532.0
Operating expenses
Cost of sales, excluding depreciation and amortization	254.8	239.1	482.4	474.4
Depreciation and amortization	11.4	7.7	23.8	15.5
Selling, general and administrative	9.1	8.8	17.4	18.1
Restructuring	0.1	(0.1)	0.1	5.1
	275.4	255.5	523.7	513.1
Operating earnings (loss)	(12.0)	9.3	(13.2)	18.9
Interest expense, net	(8.7)	(23.4)	(19.8)	(44.0)
Foreign exchange loss on long-term debt	(9.6)	(12.8)	(15.5)	(1.2)
Other income, net (note 15)	2.3	10.4	9.1	5.6
Loss before reorganization items and income taxes	(28.0)	(16.5)	(39.4)	(20.7)
Reorganization items, net	–	4.0	(1.2)	(18.4)
Loss before income taxes	(28.0)	(12.5)	(40.6)	(39.1)
Income tax expense (note 16)	–	0.5	–	0.5
Loss from continuing operations	(28.0)	(13.0)	(40.6)	(39.6)
Earnings from discontinued operations net of tax	–	0.7	3.1	1.5
Net loss	(28.0)	(12.3)	(37.5)	(38.1)
Net (earnings) loss attributable to non-controlling interest	–	0.6	(0.3)	0.8
Net loss attributable to the company	$(28.0)	$(11.7)	$(37.8)	$(37.3)
Basic and diluted net loss per share from continuing operations attributable to the company’s common shareholders (in dollars)	$(1.93)	$(0.03)	$(2.82)	$(0.10)
Basic and diluted net earnings per share from discontinued operations attributable to the company’s common shareholders (in dollars)	0.00	0.00	0.21	0.00
Weighted average number of company common shares outstanding (in millions)	14.5	381.9	14.5	381.9

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	32

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(Unaudited and in millions of Canadian dollars)	Successor	Predecessor	Successor	Predecessor
Net loss	$(28.0)	$(12.3)	$(37.5)	$(38.1)
Other comprehensive income (loss), net of tax (expense) recovery:
Reclassification of amortization of employee future benefits
Gross amount	–	1.3	–	2.6
Tax (expense) recovery	–	(0.3)	–	(0.6)
Net amount	–	1.0	–	2.0
Other comprehensive income from continuing operations, net of tax	–	1.0	–	2.0
Foreign currency translation adjustments, net of related hedging activities
Gross amount	–	(2.6)	–	(0.4)
Tax (expense) recovery	–	–	–	–
Net amount	–	(2.6)	–	(0.4)
Other comprehensive loss from discontinued operations, net of tax	–	(2.6)	–	(0.4)
Total comprehensive loss	(28.0)	(13.9)	(37.5)	(36.5)
Comprehensive (income) loss attributable to non-controlling interest:
Net (income) loss	–	0.6	(0.3)	0.8
Comprehensive loss attributable to the company	$(28.0)	$(13.3)	$(37.8)	$(35.7)

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	33

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

	Equity (Deficiency) attributable to the Company
	Common stock
(In millions of Canadian dollars)	Number of shares	$	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Non- controlling interest (deficit)	Total
Balance as at December 31, 2011(predecessor)	381,900,450	$1,035.2	$16.6	$(1,556.0)	$(89.4)	$(23.7)	$(617.3)
Stock option compensation expense	–	–	0.1	–	–	–	0.1
Net earnings	–	–	–	618.4	–	31.9	650.3
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive loss, net of tax	–	–	–	–	(24.7)	–	(24.7)
Common shares issued	14,400,000	144.9	–	–	–	–	144.9
Cancellation of Predecessor equity	(381,900,450)	(1,035.2)	(16.7)	937.6	114.1	–	(0.2)
Balance as at September 30, 2012 (successor)	14,400,000	$144.9	$–	$–	$–	$7.9	$152.8
Common shares issued	127,571	–	–	–	–	–	–
Net loss	–	–	–	(35.2)	–	(1.5)	(36.7)
Distributions to non-controlling interest	–	–	–	–	–	(0.1)	(0.1)
Other comprehensive income, net of tax	–	–	–	–	6.6	–	6.6
Balance as at December 31, 2012 (successor)	14,527,571	$144.9	$–	$(35.2)	$6.6	$6.3	$122.6
Net earnings (loss)	–	–	–	(37.8)	–	0.3	(37.5)
De-recognition of non-controlling interest	–	–	–	–	–	(6.6)	(6.6)
Balance as at June 30, 2013 (successor, unaudited)	14,527,571	$144.9	$–	$(73.0)	$6.6	$–	$78.5

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	34

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(Unaudited and in millions of Canadian dollars)	Successor	Predecessor	Successor	Predecessor
Cash flows provided (used) by:
Operations
Net loss	$(28.0)	$(12.3)	$(37.5)	$(38.1)
Items not requiring (providing) cash
Depreciation and amortization	11.4	7.6	23.8	15.5
Deferred income taxes	–	(0.7)	–	(0.7)
Foreign exchange loss (gain) on long-term debt	9.6	12.8	15.5	1.2
Non-cash reorganization items	–	(15.5)	0.5	(6.6)
Non-cash interest on compromised notes	–	19.9	–	37.0
Employee future benefits, expense under cash contributions	(2.0)	(3.2)	(3.9)	(6.1)
Gain on disposal of property, plant and equipment	–	(6.6)	(0.7)	(7.1)
Gain on disposal of non-core assets [1]	(2.1)	–	(11.5)	–
Loss on purchase of Floating Rate Notes	2.2	–	2.2	–
Other	0.4	(5.2)	0.9	1.5
Changes in non-cash working capital
Accounts receivable	(0.4)	(7.5)	0.2	(23.6)
Inventories	(0.5)	(4.7)	(6.9)	4.9
Prepaids and other	0.4	0.6	2.5	(0.9)
Accounts payable and accrued liabilities	12.0	6.6	16.7	0.1
Cash flows provided (used) by operations	3.0	(8.2)	1.8	(22.9)
Investing
Additions to property, plant and equipment	(8.5)	(3.0)	(14.4)	(4.9)
Proceeds from sale of property, plant and equipment	–	7.4	0.8	7.9
Proceeds from sale of non-core assets [1]	8.6	–	46.1	–
Decrease (increase) in restricted cash	20.1	6.2	2.9	(9.0)
Decrease (increase) in other assets	(0.5)	3.6	0.7	3.2
Cash flows provided (used) by investing activities	19.7	14.2	36.1	(2.8)
Financing
Decrease in revolving loan	(4.7)	–	(24.0)	(48.0)
Purchase of Floating Rate Notes	(15.8)	–	(15.8)	–
Increase (decrease) in debtor-in-possession (DIP) financing	–	(7.3)	–	70.6
DIP financing costs	–	–	–	(3.7)
Decrease in other long-term debt	(0.3)	(0.2)	(0.6)	(0.5)
Cash flows provided (used) by financing activities	$(20.8)	$(7.5)	$(40.4)	$18.4
Cash and cash equivalents, increase (decrease) in the period	1.9	(1.5)	(2.5)	(7.3)
Cash and cash equivalents, beginning of the period	14.1	19.3	18.5 [2]	25.1
Cash and cash equivalents, end of the period	$16.0	$17.8	$16.0	$17.8
Supplemental disclosures:
Income taxes paid	$–	$–	$–	$–
Net interest paid	8.2	3.7	18.8	7.0
1	Non-core assets disposed of for the six months ended June 30, 2013 included the Elk Falls site, the Snowflake mill and the company’s interest in Powell River Energy Inc.
2	Cash and cash equivalents on December 31, 2012 included $1.9 million recognized in assets held for sale.

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	35

CONSOLIDATED BUSINESS SEGMENTS

(Unaudited and in millions of Canadian dollars)

Three months ended June 30, 2013 (successor)	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$161.1	$49.4	$52.9	$–	$263.4
Inter-segment sales	–	–	5.7	(5.7)	–
Depreciation and amortization	9.9	1.2	0.3	–	11.4
Operating earnings (loss)	(10.7)	1.9	(3.2)	–	(12.0)
Additions to property, plant and equipment	4.7	0.5	3.3	–	8.5

Three months ended June 30, 2012 (predecessor)	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$169.4	$44.9	$50.5	$–	$264.8
Inter-segment sales	–	–	7.1	(7.1)	–
Depreciation and amortization	6.2	0.8	0.7	–	7.7
Operating earnings (loss)	7.2	5.4	(3.3)	–	9.3
Additions to property, plant and equipment	2.1	–	0.9	–	3.0

Six months ended June 30, 2013 (successor)	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$310.7	$96.0	$103.8	$–	$510.5
Inter-segment sales	–	–	11.7	(11.7)	–
Depreciation and amortization	20.5	2.6	0.7	–	23.8
Operating earnings (loss)	(13.6)	2.6	(2.2)	–	(13.2)
Additions to property, plant and equipment	8.8	1.0	4.6	–	14.4

Six months ended June 30, 2012 (predecessor)	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$332.6	$88.5	$110.9	$–	$532.0
Inter-segment sales	–	–	15.0	(15.0)	–
Depreciation and amortization	12.5	1.8	1.2	–	15.5
Operating earnings (loss)	10.8	8.6	(0.5)	–	18.9
Additions to property, plant and equipment	3.3	0.2	1.4	–	4.9

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

1.	Basis of presentation

The consolidated financial statements include the accounts of Catalyst Paper Corporation and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships (collectively, the company). All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), on a basis consistent with those followed in the December 31, 2012 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2012 audited consolidated financial statements and the notes thereto. In the opinion of the company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included. The results for the periods included herein may not be indicative of the results for the entire year.

Implementation of the plan of arrangement and the application of fresh start accounting on September 30, 2012 materially changed the carrying amounts and classifications reported in the company’s financial statements, and resulted in the company effectively becoming a new entity for financial reporting purposes. Accordingly, the company’s consolidated financial statements for periods prior to September 30, 2012 are not comparable to consolidated financial statements prepared for periods subsequent to September 30, 2012. References to Successor or Successor company refer to the company on or after September 30, 2012, and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012.

2.	SEGMENTED INFORMATION

The company is a significant specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments:

Specialty printing papers	–	Manufacture and sale of mechanical specialty printing papers

Newsprint	–	Manufacture and sale of newsprint

Pulp	–	Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK) pulp

The company owns and operates three manufacturing facilities in the province of British Columbia (B.C.), Canada.

The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are China.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

Recently implemented accounting changes

There were no new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted the company’s consolidated financial statements in Q2 2013.

Changes in future accounting standards

There were no new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

4.	Variable interest entities

The company has identified one potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or, if the entity is a VIE, whether the company is the primary beneficiary. The company has entered into a building lease agreement with this potential VIE whereby the company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at June 30, 2013 the principal amount of the mortgage was $2.0 million (December 31, 2012 - $3.0 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

5.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The company completed the sale of its Elk Falls industrial site on May 24, 2013 for proceeds of $8.6 million to Quicksilver Resources Canada Inc., a Calgary-based corporation with extensive natural gas holdings. The pulp and paper mill formerly operated at Elk Falls was indefinitely curtailed in 2009 and permanently closed in 2010.

The company has reached an agreement-in-principle to sell its 13.4 hectare wastewater treatment facility located at its Port Alberni mill along with 3.9 hectares of land combined with a road dedication for proceeds of $5.8 million. The company will settle the mortgage receivable from PRSC Limited Partnership and sell its interest in PRSC Land Developments Ltd. for proceeds of approximately $3.0 million. The company continues to actively market the remaining poplar plantation land. All of these assets and associated liabilities were reported as held for sale in the consolidated balance sheets as of June 30, 2013.

A summary of major classes of assets and liabilities classified as held for sale is as follows:

	Successor
	June 30, 2013	December 31, 2012
Cash and cash equivalents	$–	$1.9
Restricted cash	–	2.3
Accounts receivable	–	0.5
Inventories	–	0.6
Property, plant and equipment	9.1	24.7
Other assets	2.8	4.3
Assets held for sale	11.9	34.3
Accounts payable and accrued liabilities	–	15.2
Liabilities associated with assets held for sale	$–	$15.2

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The operations of the Snowflake mill were classified as a discontinued operation. A breakdown of earnings from discontinued operations, net of tax was as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	Successor	Predecessor	Successor	Predecessor
Sales	$-	$48.0	$0.7	$96.6
Cost of sales, excluding depreciation and amortization	-	(50.4)	(1.1)	(98.3)
Depreciation and amortization	-	0.1	-	-
Impairment, severances and other closure costs	-	-	(0.2)	-
Restructuring costs	-	-	(0.4)	-
Other expense, net	-	(0.1)	(0.1)	-
Gain on sale of assets of Snowflake and shares of Apache Railway	-	-	4.1	-
Reorganization items, net	-	2.0	0.1	2.0
Income tax recovery	-	1.1	-	1.2
Earnings from discontinued operations, net of tax	$-	$0.7	$3.1	$1.5

6.	RESTRICTED CASH

Restricted cash consisted of $0.2 million cash collateral held against letters of credit (December 31, 2012 – $0.7 million). Cash collateral is held at a rate of 105% of outstanding letters of credit.

7.	ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	Successor
	June 30, 2013	December 31, 2012
Trade receivables	$108.1	$94.7
Less allowance for doubtful accounts	(1.9)	(2.2)
Trade receivables, net	106.2	92.5
Sales taxes receivable	3.5	12.6
Other receivables	3.2	8.9
	$112.9	$114.0

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 13, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

8.	Inventories

The components of inventories were as follows:

	Successor
	June 30, 2013	December 31, 2012
Finished goods
Specialty printing papers	$26.3	$22.3
Newsprint	7.0	7.7
Pulp	1.4	3.9
Total finished goods	34.7	33.9
Work-in-progress	0.9	0.9
Raw materials – wood chips, pulp logs and other	25.4	23.1
Operating and maintenance supplies and spare parts	71.4	67.1
	$132.4	$125.0

At June 30, 2013 the company had applied write-downs of $0.3 million to finished goods inventory (December 31, 2012 – $0.1 million) and $0.4 million to raw materials inventory (December 31, 2012 – $0.8 million).

Inventories are pledged as collateral against the long-term debt of the company. See note 13, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

9.	Prepaids and other

The components of prepaids and other were as follows:

	Successor
	June 30, 2013	December 31, 2012
Property taxes, insurance and licenses	$2.8	$3.2
Other	2.8	5.7
	$5.6	$8.9

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 13, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

10.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	Successor
	June 30, 2013	December 31, 2012
Cost	$489.8	$624.5
Accumulated depreciation, amortization and impairment	33.2	12.9
Net book value	$456.6	$611.6

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 13, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

11.	Other assets

The components of other assets were as follows:

	Successor
	June 30, 2013	December 31, 2012
Deferred financing costs	$5.7	$9.0
Deferred charges and other	2.6	1.8
Accrued benefit asset – pension plan (note 14)	0.2	0.2
	$8.5	$11.0

Other assets are pledged as collateral against the long-term debt of the company. See note 13, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

12.	Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities were as follows:

	Successor
	June 30, 2013	December 31, 2012
Trade payables	$66.7	$54.4
Accrued payroll and related liabilities	35.0	23.6
Accrued interest	5.4	11.7
Accrued benefit obligation – pension plan	7.4	7.4
Accrued benefit obligation – other employee future benefit plans	5.8	5.8
Property taxes	5.9	–
Restructuring	0.1	0.3
Payables related to capital projects	3.6	3.9
Other	7.3	6.7
	$137.2	$113.8

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

13.	Long-term debt

	Successor
Recourse	June 30, 2013	December 31, 2012
Floating rate senior secured notes, due September 2016 (US$19.4 million; December 31, 2012 – US$35.0 million)	$19.9	$33.9
Senior secured notes, 11.0% due October 2017 (US$250.0 million)	262.8	248.7
	282.7	282.6
Revolving asset based loan facility of up to $175.0 million due July 2017	–	24.0
Capital lease obligations	7.6	8.2
	290.3	314.8
Non-recourse
First mortgage bonds, 6.447% due July 2016	–	95.0
Subordinated promissory notes	–	18.8
	–	113.8
Total debt	290.3	428.6
Less: Current portion	(0.9)	(6.6)
Total long-term debt	$289.4	$422.0

The company made an offer to purchase US$20.0 million of the floating rate senior secured notes (Floating Rate Notes) outstanding from the net proceeds that arose from the sale of its interest in PREI. The offer, which expired on April 24, 2013, was accepted by noteholders representing US$15.6 million of the Floating Rate Notes.

The indentures governing the company’s US$250.0 million senior secured notes (2017 Notes) and US$35.0 million Floating Rate Notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. Collateral provided on the 2017 Notes consists of a first charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Floating Rate Notes, and (ii) the ABL First Charge Collateral, as described below (2017 Notes First Charge Collateral), and a second charge on the senior collateral charge on the Floating Rate Notes and the ABL First Charge Collateral. The Floating Rate Notes are secured by a charge on the assets of the company that ranks senior to the lien securing the 2017 Notes (Floating Rate Notes First Charge Collateral). The indentures governing the Floating Rate Notes and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company cannot meet a fixed charge coverage ratio of 2.0:1. The company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 0.4:1.0 at June 30, 2013.

The company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $46.8 million as at June 30, 2013.

Security for the $175.0 million ABL Facility consists of a first charge on accounts receivable, inventory and cash of the company (ABL First Charge Collateral) and a second charge of the 2017 Notes First Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at June 30, 2013, includes reserves for a landlord waiver reserve in respect of rent of approximately $2.3 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.1 million, a reserve for credit insurance deductibles of $1.9 million, a reserve of $1.3 million for employee source deductions, a reserve for workers compensation of $0.3 million and a $0.2 million purchasing card reserve. After deducting outstanding letters of credit of $19.8 million, $118.9 million was available under the ABL Facility, before potential application of the springing fixed charge coverage ratio. The company also had an additional $16.0 million of cash on hand and $0.2 million in restricted cash on June 30, 2013.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

At June 30, 2013 the company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes.

The company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the company’s debt:

	Successor
	June 30, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$290.3	$221.2	$314.8	$262.5
Non-recourse	–	–	113.8	113.8

The fair value of the company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments. The fair value of the company’s recourse debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity. In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

14.	Employee future benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010 employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees. A description of recent changes to pension and other benefit plans can be found on pages 106 and 107 of the company’s 2012 Annual Report.

For the three and six months ended June 30, 2013 the company incurred total post-retirement benefit costs of $5.3 million and $10.3 million, respectively (three and six months ended June 30, 2012 – $7.6 million and $15.0 million).

For the three and six months ended June 30, 2013 the company contributed $7.5 million and $14.4 million, respectively (three and six months ended June 30, 2012 - $10.9 million and $21.1 million) for employee future benefits which include cash contributed to the company’s funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributions to its defined contribution plans and cash contributed to its multi-employer industry-wide pension plans.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

Components of net periodic benefit cost recognized in the period were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Pension benefit plans	Successor	Predecessor	Successor	Predecessor
Defined benefit plan
Service cost for the period	$0.3	$0.3	$0.5	$0.6
Interest cost	3.7	4.1	7.5	8.2
Expected return on assets	(3.6)	(3.7)	(7.3)	(7.4)
Amortization of unrecognized items:
Actuarial losses	–	2.1	–	4.2
Prior service costs	–	0.1	–	0.2
	0.4	2.9	0.7	5.8
Defined contribution plan
Service cost for the period	0.6	0.8	1.3	1.7
Multi-employer industry-wide pension plan service cost for the period	2.4	2.7	4.5	5.1
Net periodic benefit cost for pension benefit plans	$3.4	$6.4	$6.5	$12.6

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Other post-retirement benefit plans	Successor	Predecessor	Successor	Predecessor
Service cost for the period	$0.4	$0.3	$0.9	$0.6
Interest cost	1.5	1.8	2.9	3.6
Amortization of unrecognized items:
Actuarial losses	–	–	–	–
Prior service costs	–	(0.9)	–	(1.8)
Net periodic benefit cost for other benefit plans	$1.9	$1.2	$3.8	$2.4

Special Portability Option

In July, there was a partial settlement of the defined benefit pension plan for salaried employees (Salaried Plan). Under the special portability election option, members had up to June 30, 2013 to revoke their elections to receive one-time reduced lump-sum payments as settlement of their entitlement under the Salaried Plan. Members representing $39.9 million of reduced lump-sum value (representing $60.9 million of commuted value as described below) maintained their elections. Lump-sum payments were funded in July 2013 from plan assets.

Members who exercised the election received reduced lump-sum payments calculated as the commuted value of future pension payments multiplied by the solvency ratio of the Salaried Plan on December 31, 2012. In addition, these members will receive quarterly top-up payments over the next four years totaling 8% of their commuted value. Commuted value is the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

On the effective settlement date, the company will measure the fair value of plan assets and the projected benefit obligations of the Salaried Plan for accounting purposes with the assistance of its independent actuaries and recognize a settlement gain by reclassifying a pro rata portion of actuarial gain from accumulated other comprehensive income to earnings. The company will also recognize a gain on the difference between the commuted value and reduced lump-sum payments for those members who exercised the election. A liability will be recognized for the present value of the future top-up payments due to members. Although the partial settlement will significantly reduce the projected benefit obligations and plan assets of the Salaried Plan, it is impracticable for the company to quantify the impact at this time.

15.	OTHER INCOME, NET

The components of other income (expense), net were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	Successor	Predecessor	Successor	Predecessor
Loss on derivative financial instruments	$-	$(0.2)	$-	$(1.2)
Foreign exchange gain (loss) on working capital balances	2.2	3.9	3.0	(0.1)
Gain on disposal of property, plant and equipment	-	6.7	0.7	7.1
Gain on disposal of interest in PREI	-	-	5.3	-
Gain on sale of Elk Falls site	2.1	-	2.1	-
Loss on purchase of Floating Rate Notes	(2.3)	-	(2.3)	-
Other	0.3	-	0.3	(0.2)
	$2.3	$10.4	$9.1	$5.6

16.	INCOME TAXES

As at June 30, 2013 the company has provided for a cumulative valuation allowance on its deferred tax assets of $235.6 million ($233.7 million at December 31, 2012). The effective rate for the quarter ended June 30, 2013 was 0%. The effective rate is less than the statutory rate primarily due to non-recognition of the tax benefit of the losses for the quarter. A description of the company’s income taxes can be found on pages 115 to 118 of the company’s 2012 Annual Report.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

17.	Fair value measurement

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

As at June 30, 2013 the company did not have any currency or commodity contracts which have been designated as hedging instruments.

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

18.	Financial instruments

Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk. A summary of the company’s financial risk management objectives can be found on pages 125 to 127 of the company’s 2012 Annual Report.

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses. Aging of receivables were as follows:

	Successor
	June 30, 2013	December 31, 2012
Trade receivables
Current	$96.5	$86.3
Past due 1-30 days	9.8	7.3
Past due 31-90 days	0.7	0.2
Past due over 90 days	1.1	0.9
	108.1	94.7
Less allowance for doubtful accounts	(1.9)	(2.2)
Trade receivables, net	$106.2	$92.5

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Successor
	June 30, 2013	December 31, 2012
Balance, beginning of period	$2.2	$–
Increase (decrease) in provision	(0.3)	2.2
Balance, end of period	$1.9	$2.2

19.	Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

CATALYST PAPER 2013 SECOND QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	48